                                                                       EXHIBIT 2

                                                        2116-130 ADELAIDE ST. W.
                                                             TORONTO, ON M5H 3P5
                                                                 T. 416.360.7590
                                                                 F. 416.360.7709
[LOGO] North American Palladium Ltd.                         WWW.NAPALLADIUM.COM
--------------------------------------------------------------------------------

For Immediate Release                                               News Release
November 8, 2005                                        Trading Symbol TSX - PDL
                                                                      AMEX - PAL


                     NORTH AMERICAN PALLADIUM LTD. ANNOUNCES
                      THIRD QUARTER 2005 FINANCIAL RESULTS

                                    OVERVIEW

o Realized a net loss for the third quarter of $19.6 million or $0.38 per share and a net loss for the first nine months of $42.6 million or $0.82 per share. Unit costs to produce palladium increased in the third quarter to US$493 per ounce.
o The net loss and increased unit costs are primarily due to; a decline in head grade which resulted in lower metal production and recoveries; increased waste to ore strip ratio; increased operating costs including power and diesel fuel costs; and a strengthening Canadian dollar.
o Revenues for the third quarter of $17.2 million, and for the first nine months of $67.0 million, were negatively impacted by the decline in metal production and the continuing low palladium price. During the quarter revenue on 34,331 ounces, which will be available for physical delivery after September 30, 2005, was recorded at the September 30, 2005 quoted market price of US$194 per ounce.
o The Company is optimistic that the fundamentals for palladium demand will improve in the medium term and subsequent to the end of the quarter, the price of palladium has increased to above US$220 per ounce.
o Implementation of the preventative maintenance program continued and this resulted in improved mill availability and throughput in the third quarter and will increase future mill production and reduce operating costs.
o Mining of lower grade ore, as scheduled in the 2005 mine plan, has been completed and recoveries are expected to improve with the processing of the higher grade ore to be mined in the fourth quarter.
o Operating costs in the quarter decreased by $0.5 million compared to the second quarter. Cost cutting initiatives continued in the fourth quarter, including the reduction of 30 employees and 30 contractors, the elimination of excess ore and waste re-handling and a scheduled decrease in the waste to ore strip ratio.
o Received positive results from the ongoing exploration program on the Deep Offset High Grade Zone.
o The Company signed an agreement with URSA Major Minerals Incorporated to earn a 60% joint venture interest in the Shakespeare property, a nickel, copper, PGM property near Sudbury, Ontario.
o Following the quarter end the Company signed a letter of intent with Gold Fields Limited to earn up to a 60% joint venture interest the Arctic Platinum Project ("APP"). APP includes several advanced stage PGM projects in northern Finland.

News Release,                                                  North American
   November 8, 2005               Page 1 of 14                    Palladium Ltd.

                              RESULTS OF OPERATIONS

The Company realized a net loss for the three months ended September 30, 2005 of $19,610,000 or $0.38 per share on revenues of $17,247,000 compared to a net income of $6,598,000 or $0.13 per share on revenues of $45,154,000 for the corresponding period a year earlier.

For the nine months ended September 30, 2005, the Company realized a net loss of $42,574,000 or $0.82 per share on revenue of $66,997,000 compared to a net income of $15,553,000 or $0.30 per share on revenue of $150,022,000 for the nine months ended September 30, 2004.

In the third quarter of 2005, the Company's palladium revenue was affected by a 50% decline in palladium production compared to the year earlier period, together with a continuing low palladium price. During the third quarter of 2005, revenue was recorded on 34,331 ounces of palladium at the September 30, 2005 quoted market price of US$194 per ounce, compared to a palladium price in the third quarter of 2004 of US$325 per ounce, which was the floor price under the palladium sales contract in that period. Variations from the provisionally priced sales will be recognized as revenue adjustments as they occur until the price is finalized. In addition, revenue from by-product metal declined by 46% to $9,778,000 in the third quarter of 2005 compared to $18,164,000 in the third quarter of 2004, reflecting the decreased production of nickel, platinum, gold and copper. Prices for these metals continued well above historical levels for the third quarter. Partially offsetting the higher by-product prices was a strengthening Canadian dollar which averaged US$0.83 in the third quarter 2005, compared to US$0.76 in the third quarter 2004.

Production costs including overheads but excluding non-cash amortization were $25,639,000 during the third quarter of 2005 compared to $25,020,000 during the third quarter of 2004, while unit costs to produce palladium (production costs including overhead and smelter treatment, refining and freight costs), net of by-product metal revenues and royalties, increased to US$493 per ounce in the third quarter of 2005 compared to US$135 per ounce in the third quarter of 2004. The increase in unit cash costs was caused by a combination of lower ore grades and metal recoveries, which led to a 50% decline in palladium production and a 46% drop in revenue from by-product metals. In addition, during the third quarter there was an increase in the waste strip ratio and continuing pressure on operating costs, particularly power and diesel fuel and ongoing mill repairs which resulted in approximately $1.1 million of additional costs in the quarter.

During the third quarter of 2005, the mill processed 1,328,433 tonnes of ore, or an average of 14,439 tonnes per day, with a palladium grade of 1.47 grams per tonne, producing 39,532 ounces of palladium at a recovery rate of 62.9%. This compares with the third quarter of 2004, when the mill processed 1,301,378 tonnes of ore, or 14,145 tonnes per day, with a palladium grade of 2.53 grams per tonne, producing 79,174 ounces of palladium at a recovery rate of 74.8%. Metal production during the third quarter of 2005 was affected by lower recoveries. The lower palladium recovery was a result of the lower head grade as well as a change of mineralogy of the ore.

Non-cash amortization expense decreased to $4,608,000 in the third quarter of 2005 compared to $9,411,000 in the third quarter of 2004. The reduced amortization expense in the current quarter is attributable to the decrease in palladium production, along with a lower unit of

News Release,                                                  North American
   November 8, 2005               Page 2 of 14                    Palladium Ltd.

production amortization rate as a result of the asset impairment charge recorded in 2004, which resulted in an approximate 40% reduction in the unit amortization rate.

With the ramp-up in activity on the Company's exploration projects, exploration expense increased to $1,721,000 in the third quarter of 2005 compared to $366,000 in the year-earlier period. The Company incurred interest expense on long-term debt of $632,000 in the third quarter of 2005 compared to $410,000 in the third quarter of 2004 reflecting higher interest rates on its US dollar denominated debt.

                        CASH FLOW AND FINANCIAL POSITION

Cash used in operations (prior to changes in non-cash working capital) was $17,463,000 for the third quarter of 2005 compared to cash provided by operations of $17,851,000 for the third quarter of 2004. The primary reason for the decrease in operating cash flow was the significant decline in revenue from metal sales. Changes in non-cash working capital provided $5,885,000 in the third quarter compared to $11,932,000 in the third quarter of 2004. The major item affecting the non-cash working capital was a $5,431,000 reduction in concentrate inventory awaiting settlement. The reduction was caused by a decrease in the physical quantity of palladium in concentrate awaiting settlement, which declined to 56,977 ounces at September 30, 2005 compared to 83,755 ounces at June 30, 2005. After allowing for working capital changes, cash consumed by operations was $11,578,000 in the third quarter of 2005 compared to cash provided by operations of $29,783,000 in the third quarter of 2004.

Investing activities required $9,512,000 of cash in the third quarter of 2005 compared to $8,392,000 in the third quarter of 2004. During the quarter, the Company advanced the underground mine development with 207 metres of main ramp development, the second stage of the ventilation raise was collared and the set up completed. The vent bypass drift was 80% completed and the second leg of the manway raise was started. The underground mine development continues progressing towards stope production in the first quarter of 2006. During the nine months ended September 30, 2005, the Company incurred $29,886,000 on capital expenditures, of which $6,583,000 were funded by means of capital lease.

The Company's long-term debt position was $48.4 million at September 30, 2005 compared to $50.2 million at December 31, 2004 reflecting scheduled repayments, and it had cash and cash equivalents of $40.0 million at September 30, 2005.

                                    PRODUCTION STATISTICS

                                          Third Quarter                 Nine Months
                                          September 30                  September 30
                                ------------------------------------------------------------
                                       2005          2004           2005           2004
                                ------------------------------------------------------------
PALLADIUM (OZ)                          39,532         79,174         140,334        246,405
Payable Palladium (oz)                  36,028         72,221         127,911        224,987
Platinum (oz)                            4,567          6,352          15,072         19,654
Gold (oz)                                3,428          6,745          11,393         20,749
Copper (lbs)                         1,401,856      1,986,471       4,396,785      6,232,174
Nickel (lbs)                           399,852      1,090,932       1,821,558      3,472,451
--------------------------------------------------------------------------------------------
Ore Tonnes Milled                    1,328,433      1,301,378       3,680,059      4,095,602
Ore Tonnes Mined                       763,950      1,356,158       2,968,088      3,538,041
Waste Tonnes Mined                   2,704,627      2,842,785       9,010,660      8,694,031
--------------------------------------------------------------------------------------------
Waste to Ore Strip Ratio                3.54:1         2.10:1          3.04:1         2.46:1
--------------------------------------------------------------------------------------------

News Release,                                                  North American
   November 8, 2005               Page 3 of 14                    Palladium Ltd.

                                   EXPLORATION

At Lac des Iles, the Company continues to receive encouraging results from the Offset High Grade Zone resource expansion program. One additional hole (05-016) has been completed since the last reported results (see press release dated September 26, 2005). Additional assays have also been received for holes 05-003 and 014 previously reported in the September 26, 2005 press release.

This quarter 7,840 metres have been drilled and four holes are currently in progress. An additional 3 holes are being proposed as part of the current $2.5 million exploration program. The drilling is expected to be completed by the fourth quarter after which an updated resource estimate for the Offset High Grade Zone will be initiated and released.

----------------- ---------------------------------- ------------------------------------ ----------------------
                              (METRES)                          (GRAMS PER TONNE)                  %
----------------- ---------------------------------- ------------------------------------ ----------------------
HOLE ID             FROM         TO       INTERVAL     PALLADIUM      PLATINUM     GOLD    NICKEL      COPPER
----------------------------------------------------------------------------------------------------------------
UPDATED ASSAY RESULTS REPORTED ON SEPTEMBER 25, 2005
--------------------------------------------------------------------------------- ------- ---------- -----------
05-014             1169.00    1221.00       52.00          5.21          0.33       0.27     0.09        0.08
----------------- ---------- ----------- ----------- -------------- ------------- ------- ---------- -----------
incl               1169.00    1183.00       14.00          8.69          0.46       0.55     0.13        0.13
----------------- ---------- ----------- ----------- -------------- ------------- ------- ---------- -----------
incl               1176.00    1182.00        6.00         10.44          0.55       0.67     0.15        0.13
----------------------------------------------------------------------------------------------------------------
REPORTED TODAY
----------------------------------------------------------------------------------------------------------------
05-003             1123.00    1140.00       17.00          8.00          0.48       0.36     0.05        0.07
----------------- ---------- ----------- ----------- -------------- ------------- ------- ---------- -----------
incl               1128.00    1134.00        6.00         14.27          0.75       0.80     0.09        0.10
----------------- ---------- ----------- ----------- -------------- ------------- ------- ---------- -----------
05-016             1033.30    1170.00      136.70          5.56          0.37       0.34     0.12        0.09
----------------- ---------- ----------- ----------- -------------- ------------- ------- ---------- -----------
incl               1034.10    1045.50       11.40          8.22          0.57       0.78     0.25        0.16
----------------- ---------- ----------- ----------- -------------- ------------- ------- ---------- -----------
and                1056.00    1084.40       28.40          7.62          0.49       0.24     0.09        0.06
----------------- ---------- ----------- ----------- -------------- ------------- ------- ---------- -----------
incl               1071.00    1076.00        5.00         17.02          1.19       0.42     0.14        0.11
----------------- ---------- ----------- ----------- -------------- ------------- ------- ---------- -----------
and                1107.00    1114.20        7.20         11.12          0.73       0.53     0.20        0.16
----------------- ---------- ----------- ----------- -------------- ------------- ------- ---------- -----------
and                1119.00    1124.30        5.30         11.33          0.45       0.42     0.16        0.15
----------------- ---------- ----------- ----------- -------------- ------------- ------- ---------- -----------

The Offset High Grade Zone has now been intersected over a 500 metre vertical height and approximately 550 metres along strike. Mineralization to the south of the historic inferred resource of 1.05 million ounces (see Annual Report 2004) appears to be expanding with recent drill results indicating widths in the 20 to 80+ metre range. Hole 05-016 reported above is the strongest intercept drilled to date on either the High Grade or Offset High Grade Zone. These types of widths are significant because they may be amenable to future lower cost, large scale bulk mining techniques.

On October 18, 2005 the Company announced that it had entered into a letter of intent to form a Joint Venture with Gold Fields Limited (JSE:GFI, NYSE:GFI) to further explore and develop a mining operation at the Arctic Platinum Project ("APP") located in Finland (see press release dated October 18 2005). The APP includes several advanced stage PGM Projects. The Company has been granted an option to earn a 60% interest in APP and become project operator by spending US$12.5M, completing a feasibility study and making a production decision as well as paying Gold Fields up to US$45 million through the issuance of the Company's common shares on or before June 30, 2008. Upon forming a Joint Venture Gold Fields retains a back-in right to acquire an additional 10% by reducing the number of the Company's common shares issued to Gold Fields by 20%. The transaction is subject to certain conditions including the executing of a formal agreement and receipt of all necessary regulatory approvals.

News Release,                                                  North American
   November 8, 2005               Page 4 of 14                    Palladium Ltd.

The Company is pleased to announce that on September 29, 2005, the shareholders of URSA Major Minerals Incorporated (TSXV: UMJ) approved the option and joint venture agreement on the Shakespeare nickel, copper, PGM property located near Sudbury, Ontario. The property is proposed to be a 60% North American Palladium, 40% URSA Joint Venture with the Company becoming the operator upon successful completion of a viable feasibility study and arranging financing for commercial production. On the adjoining Agnew Lake Project (50/50 Option Joint Venture) a fall exploration program has been initiated in advance of a winter drill program.

No field work was carried out on the Company's Bird River Project, an Option Joint Venture with Gossan Resources Limited (TSXV: GSS). Future work will include follow-up diamond drilling of a previously reported intercept of 13.75m @ 1.08% Ni, 0.50% Cu, 0.047% Co, 0.396gpt Pt, and 1.108gpt Pd (including 4.75m @
2.14% Ni and 0.44% Cu) from drill hole BR-05-02 drilled earlier this year.

In follow up to a detailed airborne survey, first pass mapping and prospecting was completed over the Company's Lynn Lake Properties, an Option Joint Venture Agreement with Rare Earth Metals Corp (TSXV:REM) located within the historic Lynn Lake Mining camp in northern Manitoba. Ground geophysical surveys and drill testing of selected targets is planned for the early 2006.

On the Company's Tyko and Bulldozer Lake Properties located approximately 30 kilometres southeast of Manitouwadge, field work carried out this summer has successfully advanced the Tyko and "RJ" Ni, Cu and PGE occurrences to a drill stage.

The Company has terminated its option agreements on the Shebandowan projects other than the option and joint venture with INCO on the Haines-Conacher property which surrounds the past producing Shebandowan mine. A second phase of diamond drilling on the Haines-Conacher property is planned for this winter.

                              MANAGEMENT'S OUTLOOK

With operational improvement and cost reduction efforts continuing in the fourth quarter, management expects production costs, including overheads, but excluding non-cash amortization, to be reduced compared to the third quarter. Improved basket metal prices, particularly palladium and the expected increase in the fourth quarter's metal production should increase revenue to approximately $20 million, provided that metal prices remain at their current values. These combined factors will greatly improve the Company's cash margin position over the previous two quarters and permit the Company to commence 2006 with solid cash reserves. This will allow the Company to take advantage of the much improved metal grades resulting from the underground mine start-up in the first quarter of 2006 and continue our expanded exploration and project development programs.

Production costs including overheads but excluding non-cash amortization decreased from $26.2 million in the second quarter to $25.2 million in the third quarter, primarily due to lower maintenance costs. In the third quarter additional investment was made in the mill's preventative maintenance program. Following the implementation of the preventative maintenance program in the second quarter of this year, the mill team began systematically examining every circuit in the process, starting with the mills, the flotation circuit, piping, and finally to the crushing and conveying circuit. The majority of the improvements have been completed, including the repair of a ball mill bearing problem, with only minor work remaining to be done on several conveyor belts and the associated transfer chutes. These belts and chutes caused some further operational disruptions during early October; however, the mill is expected

News Release,                                                  North American
   November 8, 2005               Page 5 of 14                    Palladium Ltd.

to average close to the process plant's design throughput rate of 15,000 tonnes per day for the fourth quarter. We are seeing the benefit of the preventative maintenance program as both availabilities and throughput have improved from the first quarter and we expect to see continued improvement in the fourth quarter. Availability in the third quarter was 91.7%, up from 86.3% in the first quarter, and throughput was 14,439 tonnes per day in the third quarter up from 12,848 tonnes per day in the first quarter.

In addition to milling improvements, other cost cutting measures were put in place. We reduced the work force of both employees and contractors in early October; flattening the management structure in order to provide more direct responsibility. Mining operations at Lac des Iles are expected to gain further efficiency through the elimination of excess ore and waste re-handling, which will stem from the combination of improvements in blasting techniques and crusher operation. Other cost savings will come from the scheduled decrease in the waste-to-ore strip ratio, as it moves from the year to date 3:1 towards less than 2.5:1 in the following year.

The fourth quarter's mineable ore will be of the higher grade ore typically mined and processed in past quarters. Mine operations are currently through mining the low grade ore from the third quarter that was the cause of the increase in mill tailings to the 0.06 grams of palladium per tonne range, as discussed in the third quarter operating performance press release. It is expected that with mining the currently available ore, recoveries and tailings grades will realign to historical average numbers. The underground's advancement will also produce high grade development ore during this quarter, which will be blended with the lower grade ore from the open pit.

Management continues to be guardedly optimistic that the palladium price will improve throughout the fourth quarter and into 2006. Market fundamentals along with general interest in the metal have significantly improved in the last month and as a result the price for palladium has increased from the range of US$185 per ounce up to above US$220 per ounce. This trend supports the contention that palladium and platinum are relative substitutes, and consumers, particularly those in the jewellery and autocatalyst industries, will switch when the price differential becomes excessive as is the current case with the platinum price remaining above US$900 per ounce. Although demand for palladium across its various uses is increasing, new mine supply has not. Albeit, Norilsk Nickel is predicting a modest increase in its palladium production, up approximately 100,000 ounces to 2.9 million ounces, production levels in South Africa and North America are expected to remain flat. On balance, management expects to see a further decline in the palladium market surplus during the remainder of 2005 and into 2006, all of which supports an upward trend in palladium price.

All in all, the Company expects to complete its 2005 initiatives and looks forward to 2006 as being a very promising year. The underground development is progressing on schedule and will be in full production during the first quarter. Previous issues with the mining and milling processes at Lac des Iles have been resolved and operations are poised to take advantage of increased head grades as a result of the underground high-grade ore. During the third quarter, the Company signed an agreement with URSA Major Minerals Incorporated, to earn a 60% joint venture interest in the Shakespeare Project. A final feasibility study is underway to construct a mine and mill at Shakespeare, which will produce a nickel, copper, PGM concentrate. These study results are expected to be released in early 2006. Management is very excited about its participation in the Arctic Platinum Project with Gold Fields Limited and believes this project holds significant potential. The Company expects to begin a drilling program in early 2006 in an attempt to delineate a 5 million ounce resource with grades greater than 3 grams per tonne of combined platinum, palladium, and gold. Finally, we are encouraged that the palladium price

News Release,                                                  North American
   November 8, 2005               Page 6 of 14                    Palladium Ltd.

appears to be moving in-line with the rest of the metal markets, which will greatly enhance the Company's financial strength and position moving forward.

--------------------------------------------------------------------------------
The Company will host its third quarter conference call at 1 pm EST on Wednesday, November 9, 2005. The toll-free conference call dial-in number is 1-866-249-1964 and the local and overseas dial-in number is 416-644-3426. The conference call will be simultaneously web cast and archived at www.napalladium.com in the Investor Centre under Conference Calls. A replay of the conference call will be available until Wednesday, November 16, 2005; toll-free at 1-877-289-8525, locally and overseas at 416-640-1917, passcode 21159431.

NORTH AMERICAN PALLADIUM'S LAC DES ILES MINE IS CANADA'S ONLY PRIMARY PRODUCER OF PLATINUM GROUP METALS AND IS ONE OF THE LARGEST OPEN PIT BULK MINEABLE PALLADIUM RESERVES IN THE WORLD. THE COMPANY ALSO EARNS SUBSTANTIAL REVENUE FROM BY-PRODUCT NICKEL, PLATINUM, GOLD AND COPPER. IN ADDITION TO OPERATING LAC DES ILES, THE COMPANY'S MANDATE IS TO EXPAND ITS PRODUCTION PROFILE THROUGH AN AGGRESSIVE EXPLORATION CAMPAIGN, DESIGNED TO INCREASE ITS EXPOSURE TO BASE AND PRECIOUS METALS. PALLADIUM USE IN THE AUTO INDUSTRY CONTINUES TO BE AN IMPORTANT COMPONENT IN CONTROLLING EXHAUST EMISSIONS AS MANDATED BY MORE STRINGENT HYDROCARBON EMISSIONS STANDARDS FOR CARS, PARTICULARLY IN THE UNITED STATES, EUROPE AND JAPAN. PALLADIUM IS ALSO USED IN THE DENTAL, ELECTRONICS, JEWELLERY AND CHEMICAL SECTORS.

For further information contact:
Andre Douchane - President & CEO
Tel: (416) 360-2656     email: ADOUCHANE@NAPALLADIUM.COM

Mike Thompson - Administration Manager
Tel: (416) 360-2650     email: MTHOMPSON@NAPALLADIUM.COM

Douglas H. Bache - Treasurer
Tel: (416) 360-2651     email: DBACHE@NAPALLADIUM.COM

Forward-Looking Statements - Certain statements included in this news release are forward-looking statements which are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. They include estimates and statements that describe the Company's future plans, objectives and goals, including words to the effect that the Company or management expects a stated condition or result to occur. When used herein, words such as "continue", "proposed", "appears", "indicating", "predicting", "estimate", "expect", "plan", "should", "may", "will" and other similar expressions are intended to identify forward-looking statements. In particular statements relating to the estimated future metal prices, cash flows, expenses, capital costs, ore production, mine life, financing, construction and commissioning, and exploration prospects are forward-looking statements. Such forward-looking statements involve inherent risks and uncertainties and are subject to factors, many of which are beyond our control, that may cause actual results or performance to differ materially from those currently anticipated in such statements. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include among others metal price volatility, changes in the US/CDN dollar exchange rate, economic and political events affecting metal supply and demand, fluctuations in ore grade, ore tonnes milled, geological, technical, mining or processing problems, recoverability of metals, future profitability and production, availability of financing on acceptable terms and unexpected problems during the development, construction and start-up phases of the underground mine. For a more comprehensive review of risk factors, please refer to the Company's most recent Annual Report under "Management's Discussion and Analysis of Financial Results" and Annual Information Form under "Risk Factors" on file with the U.S. Securities and Exchange Commission and Canada provincial securities regulatory authorities. The Company disclaims any obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise. Readers are cautioned not to put undue reliance on these forward-looking statements.


News Release,                                                  North American
   November 8, 2005               Page 7 of 14                    Palladium Ltd.

                                    NORTH AMERICAN PALLADIUM LTD.
                                     CONSOLIDATED BALANCE SHEETS
                               (Canadian funds in thousands of dollars)


                                                                SEPTEMBER 30         December 31
                                                                    2005                 2004
                                                              -----------------    -----------------
                                                                 (UNAUDITED)
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                      $        40,015      $        65,755
Concentrate awaiting settlement, net - Note 2                           33,143               68,259
Inventories                                                              8,894                8,954
Crushed and broken ore stockpiles                                        8,954                9,256
Accounts receivable and other assets                                     2,196                1,615
                                                              -----------------    -----------------
                                                                        93,202              153,839

Mining interests, net                                                  151,640              136,009
Mine restoration deposit                                                 6,873                5,973
Crushed and broken ore stockpiles                                        1,089                1,379
Deferred financing costs                                                   665                  697
                                                              -----------------    -----------------
                                                               $       253,469      $       297,897
                                                              -----------------    -----------------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable and accrued liabilities                       $        18,232      $        20,231
Taxes payable                                                              490                  521
Current portion of obligations under capital leases                      2,326                1,481
Current portion of long-term debt - Note 3                               6,645                6,815
Kaiser-Francis credit facility - Note 3                                 13,353                   --
                                                              -----------------    -----------------
                                                                        41,046               29,048

Mine restoration obligation                                              7,819                7,592
Obligations under capital leases                                         6,762                3,182
Long-term debt - Note 3                                                 19,273               24,851
Kaiser-Francis credit facility - Note 3                                     --               13,842
Future mining tax liability                                                774                1,549
                                                              -----------------    -----------------
                                                                        75,674               80,064
SHAREHOLDERS' EQUITY
Capital stock - Note 5                                                 324,932              322,904
Contributed surplus                                                      1,081                  573
Deficit                                                               (148,218)            (105,644)
                                                              -----------------    -----------------
Total shareholders' equity                                             177,795              217,833
                                                              -----------------    -----------------
                                                               $       253,469      $       297,897
                                                              -----------------    -----------------

News Release,                                                  North American
   November 8, 2005               Page 8 of 14                    Palladium Ltd.

                                                 NORTH AMERICAN PALLADIUM LTD.
                                     CONSOLIDATED STATEMENTS OF EARNINGS (LOSS) AND DEFICIT
                          (Canadian funds in thousands of dollars, except share and per share amounts)
                                                          (unaudited)

                                                                Three Months Ended                   Nine Months Ended
                                                                   September 30                        September 30
                                                          --------------------------------    --------------------------------
                                                               2005             2004               2005             2004
                                                          ---------------  ---------------    ---------------  ---------------
REVENUE FROM METAL SALES - Note 6                          $      17,247    $      45,154      $      66,997    $     150,022
                                                          ---------------  ---------------    ---------------  ---------------
OPERATING EXPENSES
Production costs, excluding amortization and
   asset retirement costs                                         25,639           25,020             75,048           79,138
Smelter treatment, refining and freight costs                      3,791            4,493             12,788           15,514
Amortization                                                       4,608            9,411             14,136           28,142
Insurance recovery                                                    --           (7,148)                --           (7,148)
Administrative                                                     1,508            1,500              4,895            3,789
Exploration expense                                                1,721              366              4,226            1,313
Asset retirement costs                                               119              236                365              702
Loss on disposal of capital assets                                     6               --                  6              623
                                                          ---------------  ---------------    ---------------  ---------------
Total operating expenses                                          37,392           33,878            111,464          122,073
                                                          ---------------  ---------------    ---------------  ---------------

INCOME (LOSS) FROM MINING OPERATIONS                             (20,145)          11,276            (44,467)          27,949
                                                          ---------------  ---------------    ---------------  ---------------

OTHER INCOME (EXPENSES)
Interest on long-term debt                                          (632)            (410)            (1,878)          (1,308)
Foreign exchange gain (loss)                                         346              116                200             (930)
Interest income                                                      408              156              1,336              259
Derivative income                                                     --               --                 --              213
Write-off of deferred financing costs                                 --               --                 --             (788)
                                                          ---------------  ---------------    ---------------  ---------------
Total other income (expenses)                                        122             (138)              (342)          (2,554)
                                                          ---------------  ---------------    ---------------  ---------------

INCOME (LOSS) BEFORE INCOME TAXES                                (20,023)          11,138            (44,809)          25,395
Income tax expense (recovery)                                       (413)           4,540             (2,235)           9,842
                                                          ---------------  ---------------    ---------------  ---------------
NET INCOME (LOSS) FOR THE PERIOD                                 (19,610)           6,598            (42,574)          15,553

Deficit, beginning of period                                    (128,608)          (4,579)          (105,644)         (13,534)
                                                          ---------------  ---------------    ---------------  ---------------
Retained earnings, (deficit), end of period                $    (148,218)           2,019      $    (148,218)   $       2,019
                                                          ---------------  ---------------    ---------------  ---------------

Net income (loss) per share
   Basic                                                   $       (0.38)   $        0.13      $       (0.82)   $        0.30
                                                          ---------------  ---------------    ---------------  ---------------
   Diluted                                                 $       (0.38)   $        0.13      $       (0.82)   $        0.30
                                                          ---------------  ---------------    ---------------  ---------------

Weighted average number of shares outstanding
   Basic                                                      52,108,303       51,600,035         51,950,315       51,277,682
                                                          ---------------  ---------------    ---------------  ---------------
   Diluted                                                    52,108,303       51,736,359         51,950,315       51,453,067
                                                          ---------------  ---------------    ---------------  ---------------

News Release,                                                  North American
   November 8, 2005               Page 9 of 14                    Palladium Ltd.

                                               NORTH AMERICAN PALLADIUM LTD.
                                           CONSOLIDATED STATEMENTS OF CASH FLOWS
                                         (Canadian funds in thousands of dollars)
                                                        (unaudited)

                                                           Three Months Ended                   Nine Months Ended
                                                              September 30                        September 30
                                                     --------------------------------    --------------------------------
                                                          2005             2004               2005             2004
                                                     ---------------  ---------------    ---------------  ---------------
CASH PROVIDED BY (USED IN)
OPERATIONS
Net income (loss) for the period                      $     (19,610)   $       6,598      $     (42,574)   $      15,553
Operating items not involving cash
    Future income tax expense (recovery)                       (507)           3,845             (2,714)           7,106
    Amortization                                              4,608            9,411             14,136           28,142
    Unrealized foreign exchange gain                         (2,242)          (2,411)            (1,589)          (1,862)
    Provision for asset retirement costs                        119              236                365              702
    Stock based compensation                                    163              172                508              262
    Loss on disposal of capital assets                            6               --                  6              623
    Write-off of deferred financing costs                        --               --                 --              788
    Derivative income                                            --               --                 --             (213)
Changes in non-cash working capital - Note 7                  5,885           11,932             33,156           11,110
                                                     ---------------  ---------------    ---------------  ---------------
                                                            (11,578)          29,783              1,294           62,211
                                                     ---------------  ---------------    ---------------  ---------------
FINANCING ACTIVITIES
Repayment of long-term debt                                  (1,678)          (1,264)            (5,133)         (16,265)
Issuance of common shares                                       392            4,091              3,967            8,768
Mine restoration deposit                                       (300)            (300)              (900)            (900)
Repayment of obligations under capital leases                  (567)            (422)            (1,673)          (1,298)
                                                     ---------------  ---------------    ---------------  ---------------
                                                             (2,153)           2,105             (3,739)          (9,695)
                                                     ---------------  ---------------    ---------------  ---------------
INVESTING ACTIVITIES
Additions to mining interests                                (9,512)          (8,392)           (23,303)         (17,286)
Restricted cash equivalents                                      --               --                 --              697
Proceeds on disposal of mining interests                          8               --                  8              451
                                                     ---------------  ---------------    ---------------  ---------------
                                                             (9,504)          (8,392)           (23,295)         (16,138)
                                                     ---------------  ---------------    ---------------  ---------------

Increase (decrease) in cash and cash equivalents            (23,235)          23,496            (25,740)          36,378

Cash and cash equivalents, beginning of period               63,250           24,832             65,755           11,950
                                                     ---------------  ---------------    ---------------  ---------------
Cash and cash equivalents, end of period              $      40,015    $      48,328      $      40,015    $      48,328
                                                     ---------------  ---------------    ---------------  ---------------


News Release,                                                  North American
   November 8, 2005              Page 10 of 14                    Palladium Ltd.

                          NORTH AMERICAN PALLADIUM LTD.
        NOTES TO THE SEPTEMBER 30, 2005 CONSOLIDATED FINANCIAL STATEMENTS
    (in thousands of Canadian dollars except per share and per ounce amounts)
                                   (Unaudited)


1.      BASIS OF PRESENTATION

        These unaudited consolidated financial statements have been prepared using disclosure standards appropriate for interim financial statements and do not contain all the explanatory notes, descriptions of accounting policies or other disclosures required by Canadian generally accepted accounting principles for annual financial statements. Such notes, descriptions of accounting policies and other disclosures are included in the Company's audited annual consolidated financial statements included in the Company's annual report to shareholders for the year ended December 31, 2004. Accordingly, these consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements for 2004.

2.      CONCENTRATE AWAITING SETTLEMENT

        The gross value of concentrate awaiting settlement represents the value of platinum group metals and base metals from production shipped to and received by the third-party smelters between March 2005 and September 2005, which are in-process at the balance sheet date. At September 30, 2005, concentrate awaiting settlement included 56,977 ounces of palladium (December 31, 2004 - 114,186). Concentrate awaiting settlement was entirely from two domestic customers at September 30, 2005 and December 31, 2004. Revaluations of the net realizable value of concentrate awaiting settlement are included in revenue at each reporting period and are adjusted for the effects of hedging instruments, sales contracts and foreign exchange.

3.      LONG-TERM DEBT

        The Company's long-term debt, is comprised of a senior credit facility with a leading equipment finance company and the Kaiser-Francis credit facility. At September 30, 2005, the outstanding long-term debt, including current and long-term portions was $39,271 compared to $45,508 at December 31, 2004 reflecting scheduled repayments. The interest rate under both facilities is LIBOR plus 250 basis points, or 6.34% at September 30, 2005. The senior credit facility is repayable in equal quarterly installments over a five-year period with a final maturity of November 24, 2009 and the Kaiser-Francis facility matures on June 30, 2006.


News Release,                                                  North American
   November 8, 2005              Page 11 of 14                    Palladium Ltd.

4.      CAPITAL STOCK

                                                                   Nine Months Ended
                                                      SEPTEMBER 30, 2005         September 30, 2004
                                                    SHARES         AMOUNT      Shares         Amount
                                                --------------------------------------------------------
Common shares issued, beginning of period          51,709,075    $  322,904   50,895,338     $  313,489
Common shares issued:
  Pursuant to stock options exercised                  91,427           570      405,380          4,253
  To group registered retirement savings
plan participants                                     116,174           894       58,399            694
  Private placement of flow through shares            213,000         2,503      270,000          3,821
  Tax effect of flow-through shares                        --        (1,939)          --             --
                                                --------------------------------------------------------
Common shares issued, end of period                52,129,676    $  324,932   51,629,117     $  322,257
                                                --------------------------------------------------------

        At September 30, 2005, the Company had 651,037 stock options outstanding at a weighted-average exercise price of $10.39, expiring at various dates from December 14, 2005 to November 1, 2012. No stock options were granted during the nine months ended September 30, 2005. The Company recognized a stock based compensation expense of $163 for the three months ended September 30, 2005 and $508 for the nine months ended September 30, 2005 (three months ended September 30, 2004 - $172; nine months ended September 30, 2004 - $262).

        The Company finances a portion of its exploration activities through the issue of flow through shares. Under the terms of these share issues, the tax attributes of the related expenditures are renounced to subscribers. At the time the Company renounces the tax attributes of the expenditures to the subscribers, share capital is reduced and future tax liabilities are increased by the estimated income tax benefits renounced.

5.      REVENUE FROM METAL SALES

                                                Three Months Ended           Nine Months Ended
                                                   September 30                 September 30
                                           ----------------------------------------------------------
                                               2005           2004           2005          2004
                                           ----------------------------------------------------------
        Palladium (a)                       $    7,734      $   27,388    $   29,036     $   90,534
        Adjustments for mark-to-market            (265)           (398)          419          2,700
        Nickel                                   2,723           6,718        12,246         19,976
        Platinum                                 3,569           5,622        13,170         17,383
        Gold                                     1,313           2,761         5,004          8,465
        Copper                                   2,005           2,598         6,154          8,614
        Other metals                               168             465           968          2,350
                                           ----------------------------------------------------------
                                            $   17,247      $   45,154    $   66,997     $  150,022
                                           ----------------------------------------------------------

        (a) The Company had a Palladium Sales Contract with a major automobile manufacturer, which provided for a floor price of US$325 per ounce on 100% of palladium production delivered by June 30, 2005. During the nine months ended September 30, 2005, revenue on 6,403 ounces of palladium production was recognized at the floor price of US$325 per ounce. For palladium delivered after

News Release,                                                  North American
   November 8, 2005              Page 12 of 14                    Palladium Ltd.

        June 30, 2005, the Company entered into palladium sales contracts with a leading catalytic converter manufacturer and a global commodity dealer that provides for the delivery of palladium at a monthly average price based on the London PM fix price or spot price on the day of delivery. Revenues from physical deliveries in the third quarter were realized from sales under these contracts. Revenue for the palladium production, which will be available for physical delivery after September 30, 2005, was recognized at the September 30, 2005 quoted market price of US$194 per ounce. For the previous nine months ended September 30, 2004, revenue was recognized at the floor price of US$325 per ounce for all of the palladium.

6.      CHANGES IN NON-CASH WORKING CAPITAL


                                                         Three Months Ended           Nine Months Ended
                                                            September 30                 September 30
                                                    ----------------------------------------------------------
                                                         2005           2004           2005          2004
                                                    ----------------------------------------------------------
        Cash provided by (used in):
          Concentrate awaiting settlement             $    5,431      $   12,880    $   35,116     $   10,368
          Inventories and stockpiles                       1,084            (546)          652            737
          Accounts receivable and other assets            (1,261)           (516)         (581)          (684)
          Accounts payable and accrued liabilities           117            (247)       (2,000)          (767)
          Taxes payable                                      514             361           (31)         1,456
                                                    ----------------------------------------------------------
                                                      $    5,885      $   11,932    $   33,156     $   11,110
                                                    ----------------------------------------------------------

        During the nine months ended September 30, 2005, mining interests were acquired at an aggregate cost of $29,886 (nine months ended September 30, 2004 - $19,551) of which $6,583 (nine months ended September 30, 2004 - $2,481) were acquired by means of capital lease.

7.      COMMITMENTS

        The Company enters into forward contracts from time to time to hedge the effects of changes in the prices of metals it produces and foreign exchange on the Company's revenues. Gains and losses realized on derivative financial instruments used to mitigate metal price risk are recognized in revenue from metal sales when the hedge transaction occurs.

        (A)     PLATINUM FORWARD CONTRACTS

        At September 30, 2005, the Company had forward sales contracts for 10,301 ounces of platinum at an average price of US$868 per ounce maturing at various dates through June 2006. The fair value of these forward sales contracts was below their carrying value by $788 as at September 30, 2005.

        (B)     NICKEL SWAP CONTRACTS

        At September 30, 2005, the Company had swap contracts for 1,785,000 lbs. of nickel at an average fixed price of US$6.68 per lb. maturing at various dates through June 2006. The fair value of these swap contracts was above their carrying value by $1,278 at September 30, 2005.

News Release,                                                  North American
   November 8, 2005              Page 13 of 14                    Palladium Ltd.

        (C)     COPPER SWAP CONTRACTS

        At September 30, 2005, the Company had swap contracts for 661,000 lbs. of copper at an average fixed price of US$1.27 per lb. maturing at various dates through March 2006. The fair value of these swap contracts was below their carrying value by $272 as at September 30, 2005.

        (D)     GOLD SWAP CONTRACTS

        At September 30, 2005, the Company had swap contracts for 7,500 ounces of gold at an average price of US$443 per ounce maturing at various dates through June 2006. The fair value of these swap contracts was below their carrying value by $269 as at September 30, 2005.

8.      SUBSEQUENT EVENTS

        (a) In October, the Company made a decision to unwind various by-product metal hedges namely, platinum, gold, nickel and copper through the buy-back of forward sales or cash settled metal price swaps. This decision was taken to reposition the Company's exposure to its by-product metals in advance of the expected increase in metal production at Lac des Iles in 2006. The buy-back of outstanding hedges is continuing and is expected to be complete by year-end 2005. The combined liquidated and marked-to-market values of all hedges are positive and the Company expects to realize a nominal profit from the hedge liquidation.

        (b) On October 18, 2005 the Company announced that it had entered into a letter of intent to form a Joint Venture with Gold Fields Limited (JSE:GFI, NYSE:GFI) to further explore and develop a mining operation at the Arctic Platinum Project ("APP") located in Finland (see press release dated October 18 2005). The APP includes several advanced stage PGM Projects. The Company has been granted an option to earn a 60% interest in APP and become project operator by spending US$12.5M, completing a feasibility study and making a production decision as well as paying Gold Fields up to US$45 million through the issuance of the Company's common shares on or before June 30, 2008. Upon forming the Joint Venture Gold Fields retains a back-in right to acquire an additional 10% by reducing the number of the Company's common shares issued to Gold Fields by 20%. The transaction is subject to certain conditions including the executing of a formal agreement and receipt of all necessary regulatory approvals.

9.      COMPARATIVE PERIOD FIGURES

        Certain prior period amounts have been reclassified to conform to the classification adopted in the current period.


News Release,                                                  North American
   November 8, 2005              Page 14 of 14                    Palladium Ltd.